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November 2, 2009

Via EDGAR
Mr. Larry Greene
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Advantage Advisers Multi-Sector Fund I
(SEC File Nos. 333-67926, 811-10473)

Dear Mr. Greene:

     We received your oral comments of October 20, 2009 to the preliminary proxy statement of Advantage Advisers Multi-Sector Fund I (the “Trust”) filed on October 13, 2009 (the “Proxy Statement”).

     The Trust has considered your comments and has authorized us to make on its behalf the responses and changes to the Proxy Statement discussed below. These changes have been reflected in the definitive Proxy Statement, which accompanies this letter. The Trust currently intends to mail copies of the definitive Proxy Statement to its shareholders on November 3, 2009.

     For ease of reference, we have included your comments below followed by our responses. The captions and page numbers we use below generally correspond to those the Trust uses in its Proxy Statement.

Comments

Comment 1: Please add disclosure regarding what will happen if Trust shareholders fail to approve the Liquidation Plan if such disclosure is not already in the Proxy Statement.

     Response: This information is disclosed on page 4 of the Proxy Statement in the last sentence of the second paragraph under

Mr. Larry Greene
November 2, 2009

     “Introduction.” We have added this disclosure to the “Q&A” in order to make it more prominent.

Comment 2: Is the Trust required to file any reports after it deregisters as an investment company?

     Response: The Trust is aware of its obligation to file a final Form N-SAR.

Comment 3: You note that the Trust’s investment adviser has agreed to waive its management fee on Trust assets held in cash or cash equivalents. Please clarify whether the Trust will continue to incur any other fees on an on-going basis.

     Response: We made the requested clarification.

Comment 4: On page 10 of the Proxy Statement, the heading “Quorum, Abstentions and Adjournments” references “votes withheld.” Please describe what a “withhold” vote will represent at the Trust’s special meeting of shareholders. If Trust shareholders will have the option of marking “withhold” on the proxy card, please clarify how “withhold” votes will be voted in the event of a vote for adjournment when a quorum is present.

     Response: Trust shareholders will only have the option of voting “FOR”, “AGAINST” or “ABSTAIN” at the Trust’s special meeting of shareholders. We have clarified the disclosure on page 10 of the Proxy Statement.

Comment 5: On page 10 of the Proxy Statement, under the heading “Quorum, Abstentions and Adjournments,” please clarify the phrase “with respect to such matters” at the end of the third sentence.

     Response: We made the requested clarification.

Comment 6: On the proxy card, please do not place large blocks of text in all capital letters.

     Response: We made the requested change.

Mr. Larry Greene
November 2, 2009

“Tandy” Representation

     With respect to the Proxy Statement, the Trust hereby acknowledges the following:

     The disclosure in the filing is the responsibility of the Trust. The Trust acknowledges that staff comments or changes in response to staff comments in the proposed disclosure in the Proxy Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter. The Trust also represents to the U.S. Securities and Exchange Commission (the “Commission”) that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and the Trust represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     The Trust further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

* * * *

      Should you have any questions or require additional information with respect to the foregoing, please contact me at (617) 573-4814 or Kenneth Burdon at (617) 573-4836.

Best regards,

/s/ Thomas A. DeCapo

Thomas A. DeCapo, Esq.